August 11, 2008
Joseph Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
CF/AD5 100F Street, N.E.
Washington D.C., 20549-7070

RE :	Network CN Inc. Form 10-KSB for the Year Ended December 31, 2007 File Number : 000-30264

Dear Mr. Foti,

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated July 14, 2008.

  For your convenience, we have repeated the Staff’s comments in italicized, bold type before the Company’s response. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Business Overview, page 5
1. Media Business, page 5
Summary of the status of our Advertising Panels, page 10

Staff Comment 1: Please indicate the number of panels in the table that are owned or to be owned by you.

Response:
See below tables.

(a) Roadside advertising panels
Location	No. of Advertising Panels	Panels Installed As of March 6, 2008	Panels Owned As of March 6, 2008	Duration
Changning District, Shanghai	120	41	41	20 years
Huangpu District, Shanghai	200	1	1	20 years
Nanjing	100	3	3	20 years
Wuhan	120	4	4	8 years
Lujiazui Finance and Trade Zone, Shanghai	85	85	85	6 years
Nanjing Road Pedestrian Mall, Shanghai	52	52	52	3 years
Terminal 3 Beijing Airport Project	98	98	-	3 years
Qingdao	950	-	-	16 years
Changsha	120	-	-	5 years
Total as of March 6, 2008	1,845	284	186

(b) Mega-size advertising panels
Location	No. of Advertising Panels	Panels Installed As of March 6, 2008	Panels Owned As of March 6, 2008	Duration
Wuhan	3	1	1	5 to 8 years
Shanghai	2	2	-	2 years
Beijing	3	3	1	16 months to 10 years
Qingdao	3	3	-	16 years
Total as of March 6, 2008	11	9	2

Report of Independent Registered Accounting Firm, page F-1

Staff Comment 2: We note that your principal independent auditor, Webb & Company, P.A., did not audit the financial statements of certain of your foreign subsidiaries and has made reference to the work of the other auditor in the first paragraph of its report. Although the audit report of the other auditor (Jimmy C.H. Cheung & Co.) on the audits of these foreign subsidiaries is included, we note that the amount of assets ($25.0 million) and revenues ($27.6 million) in the most recent fiscal year that were not audited by Webb & Company comprised approximately 92% and 100% of your consolidated assets and revenues, respectively.

The guidance in paragraph 2 of AU Section 543 in the Codification of Auditing Standards provides that one must consider whether they may serve as principal auditor by considering the materiality of the portion of the financial statements they have audited in comparison with the portion audited by other auditors. It is our staff position that the principal auditor is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity for this purpose.

In limited exceptions, the staff has not objected to a principal auditor’s report solely on the basis that the auditor is taking responsibility for less than the 50% threshold if that report is issued by an auditor required to be designated as the principal auditor because of laws, regulations, stock exchanges rules or similar circumstances applicable to the registrant. If these circumstances exist, please advise us in detail accordingly. Otherwise, it appears that an amendment of your Form 10-K may be required to include an audit report of the principal auditor that must take responsibility for the financial statements of the registrant by auditing or assuming responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity for each year presented as provided above. Please advise or revise in an amended Form 10-K, accordingly.

Response:

The financial statements in the amended Form 10-KSB contain an audit report of Jimmy C.H. Cheung & Co. as the Company’s principal independent auditor.

Consolidated Balance Sheet, page F-3

Staff Comment 3: Please include an accounting policy in regard to “prepayment for advertising operating rights.” The policy should address the basis for capitalization and the period of amortization to expense and the basis for such. In addition, please also address in the notes the methodology on how management assesses and recognizes impairment of these materials assets.

Response:

Prepayments for advertising operating rights are measured at cost less accumulated amortization and impairment losses. Cost includes prepaid expenses directly attributable to the acquisition of advertising operating rights. Such prepaid expenses are in general charged to the consolidated statements of operations on a straight-line basis over the operating period. The operating periods of the existing advertising rights range from 16 months to 20 years. All the costs expected to be amortized after 12 months of the balance sheet date are classified as non-current assets.

An impairment loss is recognized when the carrying amount of the prepayments for advertising operating rights exceeds the sum of the undiscounted cash flows expected to be generated from the advertising operating right’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset calculated using a discounted cash flow analysis.

We have inserted the above accounting policy into the amended Form 10-KSB.

Staff Comment 4: Additionally, please explain to us your basis for classifying “prepayments for advertising operating rights” as current. We note from disclosure elsewhere in your filing that it appears the terms of the arrangements associated with these assets range in length from 16 months to 20 years.

Response:

The cost of the prepayments for advertising operating rights expected to be amortized within 12 months of the balance sheet date are classified as current assets. As of the balance sheet date, December 31, 2007, all future economic benefits associated with the prepayments for advertising operating rights were expected to fall within the next 12 months.

Note 10. Convertible Promissory Notes and Warrants, page F-20

Staff Comment 5: Please provide us with an analysis of the embedded conversion feature within the 3% convertible promissory notes outstanding in 2007 and 2008 with regard to whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. Refer to page 33 of the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” for guidance, which can be found at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml. Include with your analysis your consideration of each of paragraphs 7-32 of EITF 00-19 in support of your accounting treatment of the conversion feature, as appropriate. It appears to us that the promissory notes would not be considered “conventional convertible debt” pursuant to paragraph 4 of EITF 00-19, in that the number of shares to be issued upon conversion is not fixed due to the specified contingent variable conversion price provision.

Response:

We consider the 3% Convertible Promissory Notes contain an embedded conversion feature that requires assessment under FAS 133 as to whether or not this embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Pursuant to paragraph 12 of FAS 133, we determine that the conversion feature qualified to be accounted for as a derivative instrument. We note however that embedded conversion features that meet the criteria for bifurcation under FAS 133 may qualify for the paragraph 11(a) scope exception in FAS 133.

Paragraph 11(a) of FAS133 indicates that a contract should not be considered as a derivative instrument if the following criteria are met: (1) indexed to its own stock and (2) classified in stockholders’ equity in the statement of financial position. Our assessments are as follows:

Criterion 1: Indexed to its own stock
Pursuant to paragraph 5 of EITF 01-6: The Meaning of “Indexed to a Company’s Own Stock”, the instruments are considered indexed to a company’s own stock within the meaning of paragraph 11(a) of FAS133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

We consider that embedded conversion feature have fulfilled Criterion 1 – Indexed to its own stock as the conversion price of the conversion option is determined by reference to the Company’s annual earning per share and (2) the conversion option’s settlement amount is based solely on the Company’s stock.

Criterion 2: Classified in stockholders’ equity in the statement of financial position
To determine classification, the conversion feature must be analyzed under EITF 00-19. The first step of the EITF 00-19 analysis is to determine whether the host contract is a conventional convertible instrument. If the instrument is a conventional convertible instrument, the embedded conversion option would qualify for equity classification under EITF 00-19. We determine that our 3% Convertible Promissory Notes is not a conventional convertible instrument pursuant to paragraph 4 of EITF 00-19 as the number of shares to be issued upon conversion is not fixed since its conversion price is subject to our annual earnings per share figure. It is noted that if the host instrument does not qualify as conventional convertible instrument, paragraphs 7-32 of EITF 00-19 must be analyzed to determine whether the conversion feature should be accounted for as liability or equity.

EITF Issue 00-19 states that unless the economic substance indicates otherwise, contracts that fall under scope of the EITF would be initially classified as equity in situations where the contract requires physical settlement or net-share settlement or when contracts give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the conditions set forth in paragraphs 12-32 (of the EITF) have been met.

Our contracts in connection with the conversion options associated with 3% convertible promissory notes (the “Contracts- Conversion Options”) require settlement in the Company’s own stock and no circumstances or features associated with the contract exists under which the Company can be compelled, due to circumstances outside of its control, to settle the contract for cash. We have reviewed paragraphs 12-32 of EITF 00-19 and our assessments are as follows:

●	There are no provisions in the Contracts - Conversion Option to require net-cash settlement. We consider conditions under paragraphs 12-13 were met.
●
The Contracts - Conversion Option do not have any provision explicitly requiring the Company to settle in registered shares. Besides, absent an effective registration statement covering the shares delivered under the Contracts- Conversion Option does not preclude the Company from delivering unregistered shares. We consider conditions under paragraphs 14-18 were met.

●
We determine the Company has sufficient authorized and unissued shares available to control the settlement of the Contracts - Conversion Option by delivering shares at the classification assessment date. We consider conditions under paragraph 19 were met. There is an explicit limit on the number of shares that could be delivered to net-share settle the Contracts - Conversion Option. The Company will review its assertion each period to determine that it has enough authorized and unissued shares outstanding based on future contingencies in the convertible note agreements. We consider conditions under paragraphs 20-24 were met.

●
There are no provisions in the Contracts - Conversion Option to require cash payments to the counterparty in the event the Company fails to make timely filings with SEC. We consider conditions under paragraph 25 were met.

●
There are no provisions in the Contracts - Conversion Option to require cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. We consider conditions under paragraph 26 were met.

●	There are no provisions in the Contracts – Conversion Option to require net-cash settlement in all circumstances. We consider conditions under paragraphs 27-28 were met.
●
There are no provisions in the Contracts - Conversion Option indicating that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the Contracts - Conversion Option. We consider conditions under paragraphs 29-31 were met.

●	There are no provisions in the Contracts - Conversion Option to post collateral at any point or for any reason. We consider conditions under paragraph 32 were met.

Based on the above assessment, as all the conditions set forth in paragraphs 12-32 of EITF 00-19 have been met, we determine that embedded conversion option should be classified as equity on our balance sheet. Therefore, Criterion 2 - Classified in stockholders’ equity in the statement of financial position is also fulfilled.

To conclude, as the embedded conversion feature is classified as equity under EITF 00-19 and meets the other criteria in the FAS 133 paragraph 11(a) scope exception, the embedded conversion option is not bifurcated from the 3% Convertible Promissory Notes. Accordingly, the beneficial conversion feature is assessed and accounted for under EITF 98-5: Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF 00-27: Application of Issue No. 98-5 to Certain Convertible Instruments.

Staff Comment 6: In regard to the section for the 3% convertible promissory notes, reference is made to the disclosure in the second paragraph whereby certain investors may require the company to include in the redemption of the notes an additional 20% internal rate of return of the then outstanding principal amount in the event of a default or if the actual EPS is less than 80% of the associated EPS target. Please advise us of, and revise the notes to describe, the accounting treatment for this potential liability that you may be required to pay in redeeming the notes with this additional amount representing a 20% internal rate of return.

Response:

Before redemption of the 3% Convertible Promissory Notes, our present accounting treatment is to disclose such potential liability in the Company’s Notes to Condensed Consolidated Financial Statements. Should early redemption of the 3% Convertible Promissory Notes occur, the unamortized portion of the associated deferred charges and debt discount would be fully written off and the early redemption premium arising from an additional 20% internal rate of return paid in the redemption will be recognized as an expense upon its occurrence. Should such event occur, all the related charges, if material, would be aggregated and included in charges on early redemption of the 3% Convertible Promissory Notes which would be classified as ordinary activities as required by SFAS No.145.

We have inserted the above accounting policy into the amended Form 10-KSB.

Staff Comment 7: Please provide us with your analysis with respect to each of paragraphs 7-32 of EITF 00-19 with respect to the warrants issued in connection with 12% and 3% promissory notes in support of the indicated accounting treatment of such warrants. Ensure your analysis addresses all contingent issuances of your shares of common stock, for example, those associated with the contingent variable conversion price associated with the 3% convertible promissory notes.

Response:

The contracts of our warrants associated with the 12% and 3% convertible promissory notes (the “Contracts - Warrants”) require settlement in the Company’s own stock and no circumstances or features associated with the contract exists under which the Company can be compelled, due to circumstances outside of its control, to settle the contract for cash. We have reviewed paragraphs 12-32 of EITF 00-19 and our assessments are as follows:

●	There are no provisions in the Contracts - Warrants to require net-cash settlement. We consider conditions under paragraphs 12-13 were met.
●
The Contracts - Warrants do not have any provision explicitly requiring the Company to settle in registered shares. Besides, absent an effective registration statement covering the shares delivered under the Contracts- Warrants does not preclude the Company from delivering unregistered shares. We consider conditions under paragraphs 14-18 were met.

●
We determine the Company has sufficient authorized and unissued shares available to control the settlement of the Contracts – Warrants by delivering shares at the classification assessment date. We consider conditions under paragraph 19 were met. There is an explicit limit on the number of shares that could be delivered to net-share settle the Contracts - Warrants. The Company will review its assertion each period to determine that it has enough authorized and unissued shares outstanding based on future contingencies in the convertible note agreements. We consider conditions under paragraphs 20-24 were met.

●
There are no provisions in the Contracts - Warrants to require cash payments to the counterparty in the event the Company fails to make timely filings with SEC. We consider conditions under paragraph 25 were met.

●
There are no provisions in the Contracts - Warrants to require cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. We consider conditions under paragraph 26 were met.

●	There are no provisions in the Contracts –Warrants to require net-cash settlement in all circumstances. We consider conditions under paragraphs 27-28 were met.
●
There are no provisions in the Contracts - Warrants indicating that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the Contracts - Warrants. We consider conditions under paragraphs 29-31 were met.

●	There are no provisions in the Contracts - Warrants to post collateral at any point or for any reason. We consider conditions under paragraph 32 were met.

Based on the above assessment, we determine that the warrants associated with the 3% and 12% Convertible Promissory Notes meet the conditions of paragraphs 7-32 of EITF 00-19. As such, the Warrants were classified as equity.

Staff Comment 8: Please explain to us your consideration of FSP EITF 00-19-2 in regard to your accounting of the “Registration Rights Agreement” entered into as of November 19, 2007.

Response:

FSP EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies”.

Our Investors have subsequently waived mandatory registration pursuant to Section 2 of the Registration Rights Agreement entered into as of November 19, 2007. As such, no registration payment arrangements exist and FSP EITF 00-19-2 is not applicable to the Company.

We trust that we have satisfactorily addressed all the Staff Comments. Further comments or questions regarding this letter can be directed to the undersigned or Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok
Chief Financial Officer
Enclosures
cc:  Adam M. Guttmann
Crone Rozynko LLP